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April 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Mr. John M. Ganley

Re:	Angel Oak Dynamic Financial Strategies Income Term Trust (File Nos. 333-234743 and 811-23491)

Dear Mr. Ganley:

This letter responds to comments that you conveyed via letter on December 12, 2019, to me, in connection with your review of the initial registration statement on Form N-2 (the “Registration Statement”) for Angel Oak Dynamic Financial Strategies Income Term Trust (the “Fund”) filed with the Securities and Exchange Commission (“SEC”) on November 15, 2019. The comments of the SEC staff (“Staff”), followed by the Fund’s responses, are set forth below. The Fund intends to file Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective Amendment No. 1”), which will reflect the responses below, contemporaneously with this letter. Capitalized terms not defined herein have the meanings provided in the Registration Statement.

PROSPECTUS

Cover Page

1.

Comment: Investment Strategies. The second paragraph under “Investment Strategies” states that the Fund will invest at least 80% of its assets in the securities of financial institutions. It also explains that these companies include business development companies (“BDCs”) and real estate investment trusts (“REITs”). Please explain to us why it is appropriate to consider BDCs and REITs to be financial institutions for purposes of the Fund’s 80% test.

Response: The BDCs in which the Fund expects to invest primarily engage in lending to small- and medium-sized private companies, which the Fund views as the type of business traditionally engaged in by financial institutions. REITs are pooled investment vehicles that invest primarily in income-producing real estate, directly and/or through real estate-related loans (such as mortgage loans) or other interests and are thus involved in financing the acquisition and development of real estate, which the Fund views as the type of business traditionally engaged in by financial institutions. The Fund notes that mortgage REITs are classified as “Financials” under the Global Industry Classification Standard (“GICS”), Bloomberg Industry Classification System and the North American Industry Classification System (“NAICS”).

The Fund notes that the adopting release to Rule 35d-1 under the 1940 Act states that “an investment company may use any reasonable definition of the terms used in its name.”1 The Fund respectfully believes that it is reasonable to define financial institutions to include BDCs and REITs for purposes of the Fund’s 80% policy.

2.

Comment: This paragraph also states that the Fund may invest in securities of brokerage and advisory firms. Section 12(d)(3) of the Investment Company Act of 1940 (the “1940 Act”) prohibits registered investment companies from investing in the securities of brokers and registered investment advisers, except in limited circumstances. Similarly, Rule 12d3-1 under the 1940 Act imposes limitations and conditions on registered funds investing in brokers and investment advisers. Please explain to us how the Fund will invest in brokers and advisory firms consistent with Section 12(d)(3) and Rule 12d3-1 thereunder. For example, has the Fund adopted investment policies consistent with these provisions to ensure compliance with them?

Response: The Fund will invest in such issuers within the limits set forth in Rule 12d3-1. The Adviser and the Fund’s administrator have implemented controls designed to monitor the Fund’s investments in such issuers in order to comply with the Rule.

3.

Comment: Limited Term. This paragraph is 26 lines of unbroken text. Please consider revising the paragraph to enhance readability. See A Plain English Handbook: How to Create Clear SEC Disclosure Documents 48 (1998) (www.sec.gov/pdf/handbook.pdf) (“Plain English Handbook”). The prospectus also contains excessively long paragraphs elsewhere. Please revise lengthy paragraphs, particularly those appearing on the front and back cover pages, and in the summary and risk factor sections, to enhance readability.

Response: The Fund has revised the Prospectus disclosure in a manner consistent with the Staff’s comment.

4.

Comment: Leverage. This paragraph explains that the Fund may use leverage in an aggregate amount of up to 40% of the Fund’s Managed Assets. Please also express the amount of leverage the Fund may use in terms of the Fund’s net assets.

Response: The Fund has revised the relevant disclosure to reflect that the Fund may use leverage to the maximum extent allowable under the 1940 Act. The relevant disclosure has also been revised to explain that under the 1940 Act, the Fund generally may not (1) borrow money in an amount greater than 33 1/3% of the Fund’s Managed Assets (which equates to 50% of its net assets) or (2) issue preferred shares in an amount greater than 50% of the Fund’s Managed Assets (which equates to 100% of its net assets) and that if the Fund uses a combination of borrowing money and issuing preferred shares, the maximum allowable leverage will be between 33 1/3% and 50% (but in no event more than 50%) of the Fund’s Managed Assets based on the relative amounts borrowed or preferred shares issued.

[1]	Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001).

Prospectus Summary – Investment Strategies (pages 1-2)

5.

Comment: Much of the information in this section is duplicated in the “Investment Strategies” section on pages 18-19. The Commission’s Plain English Handbook encourages issuers to eliminate redundant disclosure, noting that “[m]ost readers skip over paragraphs if they think they have read them before.” (Plain English Handbook at 12.) Please revise these sections to avoid repetition. Similarly, please try to eliminate repetition between the Prospectus Summary and other parts of the prospectus.

Response: The disclosure in the registration statement has been revised in response to this comment.

Prospectus Summary – Market Opportunity (page 2)

6.	Comment: The third paragraph of this section states that in selecting investments, the Adviser considers certain ESG factors. Please identify these factors, either here or elsewhere in the prospectus.

Response: In the section titled “Investment Process: Research,” the Fund elaborates on the Adviser’s consideration of ESG factors and discloses that the Adviser will use its own proprietary assessments of material ESG factors and may also reference standards as set forth by recognized global organizations such as entities sponsored by the United Nations. The Fund has revised the disclosure to provide examples of the types of factors the Adviser may consider as part of its proprietary assessment, which include, without limitation: environmental issues, such as carbon emissions and energy efficiency; social issues, such as affordable housing and community investment; and corporate governance issues, such as board independence and diversity. The Fund respectfully notes that it does not hold itself out as an ESG-focused product and that ESG factors are among the many factors that the Adviser considers in evaluating an investment. Accordingly, the Fund does not believe it is appropriate to overemphasize the ESG-related factors that the Adviser considers relative to other factors considered as part of its fundamental analysis.

Prospectus Summary – Portfolio Composition – Trust preferred securities (page 4)

7.

Comment: The third paragraph of this section states that many trust preferred securities (“TruPS”) are issued by trusts or other special purpose entities established by financial institutions and are not direct obligations of banks and other financial institutions. Please explain whether TruPS will be treated as securities of financial institutions for purposes of the Fund’s 80% policy and, if so, why that would be appropriate.

Response: The Fund will treat TruPS as securities of financial institutions for purposes of the Fund’s 80% policy. TruPS are issued by special purpose entities (“SPEs”) established by financial institutions (typically banks). In a typical structure, the organizing bank issues subordinated debt to the SPE and retains 100% of the equity ownership of the SPE. The SPE, in turn, issues preferred stock (i.e. TruPS) with essentially the same terms as the subordinated debt issued to it by the bank. This arrangement provides the bank creating the SPE with financing that is tax efficient and subject to favorable regulatory capital treatment. Thus, although the TruPS do not represent direct obligations of the banks that form the SPEs that issue them, they effectively represent indirect obligations of those banks, and they are often deemed to be a close substitute for traditional preferred securities issued by banks. Moreover, because the assets of such SPEs consist of obligations of the banks that establish them, the Fund views the risk of investing in TruPS as directly linked to the credit risk of the bank that established the TruPS issuer. The Fund further notes that “special purpose financial vehicles” are classified within the “Finance and Insurance” industry by the NAICS and that both Bloomberg and GICS classify TruPS as “Banks.”

The Fund notes that the adopting release to Rule 35d-1 under the 1940 Act states that “an investment company may use any reasonable definition of the terms used in its name.”2 The Fund respectfully believes that it is reasonable to include TruPS in the definition of financial institutions. Accordingly, the Fund believes it is appropriate to treat TruPS as securities of financial institutions for purposes of the Fund’s 80% policy.

Prospectus Summary – Closed-End, Limited Term Fund Structure and Eligible Tender Offer (page 5)

8.

Comment: The third paragraph of this section states that beginning one year before the Termination Date, the Fund may begin liquidating all or a portion of the Fund’s portfolio, and may deviate from its investment policies. Please inform us whether the Fund would change its name if it were unable to comply with its policy to invest at least 80% of its assets in financial institutions.

Response: The Fund’s 80% policy applies “under normal circumstances.” The portfolio liquidation process would fall outside of the “normal circumstances” referenced in the 80% policy. Accordingly, the Fund believes it would not be out of compliance with its 80% policy if its investments in financial institutions were to fall below 80% of its assets under such circumstances. If the Fund commences a liquidation process it will provide appropriate disclosure to shareholders.

Prospectus Summary – Management Fee (page 6)

9.

Comment: The second paragraph of this section states that the Adviser has voluntarily agreed to waive its management fee to __% of the Fund’s Managed Assets for the first year of the Fund’s operations. Please disclose whether the Adviser may terminate the voluntary waiver during the first year of operations. Please also confirm that the Fund will base the management fee in the Fee Table on the contractual amount of the advisory fee without consideration of the voluntary waiver.[3]

[2]	Id.
[3]

Although the Fund does not currently intend to implement a voluntary fee waiver, the Fund hereby confirms that if the Adviser were to decide to implement a voluntary management fee waiver such a waiver would not be reflected in the Fee Table and would be disclosed elsewhere in the Prospectus.

Response: The Adviser does not intend to implement a voluntary management fee waiver. Accordingly, references to such a waiver have been removed from the Prospectus.

Prospectus Summary – Summary of Fees and Expenses – Example (page 17)

10.

Comment: The third sentence of the introduction to the Example to the Fee Table states that the example does not reflect the impact of any fee waivers. A cross-reference is provided to the discussion of fee waivers in the “Management Fee” section, which discusses the voluntary fee waiver. Please clarify, if true, that the Example does not reflect the impact of either the voluntary or contractual fee waivers.

Response: As noted above in response to Comment 9, references to a voluntary management fee waiver have been removed from the Prospectus.4

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (page 18)

11.

Comment: Investment restriction 7 sets forth the Fund’s concentration policy with respect to the group of industries related to banks and diversified financials. Please disclose also the Fund’s concentration policy with respect to other industries and groups of industries.

Response: The Fund has revised this disclosure to reflect that it will not concentrate in any industry other than the group of industries related to banks and diversified financials.

GENERAL COMMENTS

12.

Comment: We note that many portions of your filing are incomplete or to be updated by amendment (e.g., financial statements). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Fund acknowledges the Staff’s comment.

[4]

Although the Fund does not currently intend to implement a voluntary fee waiver, the Fund hereby confirms that if the Adviser were to decide to implement a voluntary management fee waiver such a waiver would not be reflected in the Example and would be disclosed elsewhere in the Prospectus.

13.

Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (“Securities Act”), please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: The Fund will identify any such information supplementally before filing a final pre-effective amendment.

14.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Fund has not submitted, nor does it currently anticipate submitting, any exemptive applications or no-action requests in connection with the Registration Statement.

15.	Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: No test the waters materials have been presented to potential investors in connection with this offering.

16.

Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund confirms that all responses to this letter will be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act, and the Fund will indicate any comments for which it does not plan to make a change to the Registration Statement.

*        *        *

Should you have any questions or comments, please contact me at 202.261.3386.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld